Exhibit I
CRUDE CARRIERS CORP. REPORTS SECOND QUARTER RESULTS AND ANNOUNCES QUARTERLY
CASH DIVIDEND OF $0.50 PER SHARE
Highlights:
•	Crude Carriers Corp. completed its initial public offering on March 17, 2010, raising net proceeds of $277.8 million including the capital contribution of $40 million of our sponsor, Crude Carriers Investment Corp. (“CCI”).

•	Took delivery of the three pre IPO-identified vessels, two VLCCs and one Suezmax tankers.

•	Acquired two additional Suezmax tankers expanding the operational fleet to five vessels.

•	Secured at no cost a 12-month option to purchase one additional 2010 built VLCC.

•	Declared a cash dividend of $0.50 per share for the period of April 1, 2010 to June 30, 2010.

•	Net Income for the quarter was $5.7 million or $0.37 earnings per share (“EPS”).

•	Extended revolving credit facility to $200 million and arranged a ‘Term Out’ option.

•	Employed One VLCC under a 12-month spot index related time charter with Shell.
Athens, Greece – August 10 2010 – Crude Carriers Corp. (NYSE: CRU) (“Crude Carriers” or the “Company”) today reported its financial results and declared a cash dividend of $0.50 per share for the second quarter ended June 30th, 2010. These results are based on 267 total fleet available days due to the staggered delivery schedule of the vessels to the Company during the quarter. Had all five vessels that comprised the company’s fleet at the end of June 2010 been delivered at the beginning of the quarter, total fleet available days would have been 455.
On March 17 2010, Crude Carriers completed its initial public offering (“IPO”) of 13.5 million common shares at $19.00 per share, raising net proceeds of approximately $277.8 million including the capital contribution of $40 million of our sponsor which was made upon the completion of our IPO pursuant to the Subscription Agreement in exchange of 2.1 million shares of the Company’s Class B Stock at $19.00 per share. On April 23, the company entered into a $150 million revolving credit facility with Nordea Bank Finland Plc, London Branch (Nordea Bank). The combined offering proceeds, in addition to total draw downs of $134.6 million under the revolving credit facility, were used to fund the acquisition of our fleet

(see Table 1). The company has also secured at no cost a 12-month option to purchase one additional 2010 built VLCC at the acquisition price of $108 million plus delivery costs. The option is exercisable at the sole discretion of the Company’s Board of Directors, and is expected to expire on June 2, 2011.
Management Commentary:
Mr. Evangelos Marinakis, the company’s CEO commented: “I am very pleased with our first quarterly earnings report as a public company. We announced strong results for the second quarter of 2010 and a substantial cash dividend despite having in operation only 2.9 out of 5 vessels of our fleet on average during the quarter. We believe this is a testament of the earnings and dividend payment capability of our fleet, and chartering strategy.
Importantly, we also announced today a spot index related time charter agreement with Shell for one of our VLCCs, which further demonstrates our ability to leverage our network of relationships with oil majors, maintain our exposure in the spot crude tanker market and ensure 100% utilization for the vessels employed under these charters. In addition, our new charters allow us to share 50% of any additional revenues earned by Shell in excess of the indices’ performance. We intend to seek to enter into similar spot related time charters for a number of our vessels in our fleet so that we can further align our company’s revenues with developments in daily spot charter rates in the VLCC and Suezmax tankers segments.
We remain optimistic about the long term crude tanker fundamentals and are committed to our strategy of growing our fleet and returning to our shareholders all our available cash generated by deploying our vessels in the spot market.”

Table 1. — Crude Carriers Corp. Fleet and Optional VLCC

		Vessel	Size
	Vessel Name	Type	(DWT)	Year Built	Yard	Delivery
					Universal
IPO Fleet	Alexander The Great	VLCC	297,958	2010	Shipbuilding, Japan	26th March 2010

					Daewoo
	Miltiadis M II	Suezmax	162,397	2006	Shipbuilding,	30th March 2010
					Korea

					Universal
	Achilleas	VLCC	297,863	2010	Shipbuilding,	25th June 2010
					Japan

Additional Acquisitions					Universal
	Amoureux	Suezmax	150,393	2008	Shipbuilding,	10th May 2010
					Japan

					Universal
	Aias	Suezmax	150,096	2008	Shipbuilding,	3rd June 2010
					Japan

		Total	1,058,707	Weighted Average Age: 1.2

Crude Carriers Option					Daewoo Shipbuilding,	Option Exercisable Until
	Atlantas	VLCC	320,000	2010	Korea	June 1, 2011 At Cost
The Company’s net income for the quarter was $5.7 million or $0.37 per share. Gross voyage revenues amounted to $20.7 million, as increased demand for crude oil tankers resulted in high spot rates during the quarter. Specifically, the average Time Charter Equivalent (TCE) earnings for our VLCC and for our Suezmax vessels on operation during the quarter were $65,785 and $32,613 per day respectively.
Total operating expenses were $14.2 million which including voyage expenses of$8.7 million, comprised mostly of bunker costs, operating expenses of $2.5 million, depreciation of $2.4 million and general and administrative expenses of $0.6 million. Net interest expense and finance cost for the quarter was $0.7 million.

Quarterly Dividend Declaration of $0.50 per share
Crude Carriers announced that its Board of Directors has declared a cash dividend of $0.50 per share for the period of April 1, 2010 to June 30, 2010. The cash dividend is payable on August 31, 2010 to all shareholders of record on August 20, 2010.
The Company’s dividend policy as discussed in its IPO prospectus is to pay a variable quarterly dividend based on its cash available for distribution during the previous quarter.
Cash available for distribution is a non US GAAP financial measure described on Appendix A of this press release.
Extension of Revolving Credit Facility (the Facility) to $200 million and Option to ‘Term Out’
Crude Carriers also announced that it has reached an agreement with Nordea Bank in the form of a commitment letter to:
a)	Extend the amount available under the facility from $150 million to $200 million.

b)	Extend the repayment period of any acquisition loans under the facility to within 12 months from the date of the respective drawdown.

c)	Have the right to convert, at the Company’s option, any indebtedness outstanding at the end of the initial 12 month period into a term loan (Term Out Option).
Amendments a) – c) remain subject to the execution of definitive documents and satisfaction of conditions precedent and a) is subject to successful underwriting of the additional $50 million by Nordea Bank.
Crude Tanker Market Overview
The spot crude tanker market posted a solid second quarter for both VLCCs and Suezmaxes as seaborne crude oil imports grew, predominantly on the back of increased demand from Asia and, in particular China and India and to a lesser extend from the stronger than expected demand figures emerging from the US. According to independent reports, Chinese and Indian crude oil imports are expected to continue to grow in 2010, with a substantial portion of these imports being sourced from long haul destinations such as the Atlantic Basin. The beginning of the third quarter saw a correction in the rates experienced throughout the second quarter and is more in line with the seasonal pattern usually associated with the summer months.

Employment of ’Alexander the Great’ to Shell Trading & Shipping Co. (“Shell”) Under Spot Related Time Charters
Crude Carriers has reached an agreement with Shell the world’s largest charterer of crude oil tankers, to charter the VLCC M/T ‘Alexander The Great’ (built March 2010, Universal Shipbuilding, 297,958 dwt) under a spot related time charter for a period of approximately 12 months (+/- 30 days). This spot related time charter agreement will allow the vessel during the period of the contract to earn on a monthly basis, the average of one of the main spot VLCC trading routes, the Baltic Dirty Tanker Route 3 (“TD3”) (Arabian Gulf-Japan), as a minimum base rate. In addition this charter is also subject to a profit sharing arrangement allowing us to receive 50 percent of any, additional revenues when the vessel’s quarterly actual earnings are in excess of the index-linked minimum daily base rate over the period that the voyage took place.
Amendments to the Subscription and Management Agreements
Under the Subscription Agreement that CCI, and Crude Carriers entered into in connection with our IPO, CCI was entitled under certain conditions to subscribe for an additional number of shares of Class B Stock equal to 2.0% of future issues of shares of common stock for a nominal consideration equal to their par value. CCI, with the unanimous endorsement of the Company’s Board of Directors, agreed to waive this right.
In addition, our Board of Directors reached an agreement with our Manager to eliminate certain management fees under the Management Agreement.

Conference Call and Webcast
Today, Tuesday, August 10, 2010 at 11:00 a.m. EDT, the Crude Carriers management team will hold a conference call, to discuss the financial results.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: by dialing 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Crude Carriers”.
A telephonic replay of the conference call will be available until August 17, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code required for the reply is: 70469247#
Slides and Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.crudecarrierscorp.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp. common shares trade on The New York Stock Exchange under the symbol “CRU”.

For further information please contact:
Company contacts: Ioannis Lazaridis, President Tel: +30 (210) 4584 950 E-mail: i.lazaridis@crudecarrierscorp.com	Investor Relations / Media: Nicolas Bornozis, President Matthew Abenante Capital Link, Inc.
230 Park Avenue — Suite 1536
Jerry Kalogiratos, CFO	New York, NY 10160, USA
Tel: +30 (210) 4584 950	Tel: (212) 661-7566
E-mail: j.kalogiratos@crudecarrierscorp.com	Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (NOTES 1, 2)
(In thousands of United States Dollars, except number of shares and earnings per share)

	For the three month period ended		For the six month period ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues	$20,670	$3,074	28,290	7,928

Expenses:
Voyage expenses	8,427	(84)	11,873	1,672
Voyage expenses– related party	260	—	267	—
Vessel operating expenses	2,365	575	3,217	1,166
Vessel operating expenses –related party	164	135	304	270
General and administrative expenses	584	—	623	—
Vessel depreciation	2,406	839	3,304	1,679

Operating income	$6,464	$1,609	8,702	3,141

Other income (expense), net:
Interest expense and finance cost	(873)	(138)	(986)	(283)
Interest and other income/(expense)	130	(4)	328	5

Total other (expense), net	(743)	(142)	(658)	(278)

Net income	$5,721	$1,467	$8,044	$2,863

Net income per:
Total shares (basic and diluted)	0.37	0.70	$0.80	$1.36
Weighted-average
Common shares (basic and diluted)	13,500,000	—	7,906,077	—
Class B shares (basic and diluted)	2,105,263	2,105,263	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	2,105,263	10,011,340	2,105,263

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (NOTE 1)
(In thousands of United States Dollars)

	As of	As of
	June 30, 2010	December 31, 2009

ASSETS
Current assets
Cash and cash equivalents	$1,815	$1
Trade accounts receivable,	19,406	1,340
Due from related parties	—	1,878
Prepayments and other assets	266	45
Inventories	4,490	1,411

Total current assets	25,977	4,675

Fixed assets
Vessels, net	400,841	76,238

Total fixed assets	400,841	76,238
Other non-current assets
Deferred charges, net	947	347
Restricted cash	5,000	—

Total non-current assets	406,788	76,585

TOTAL ASSETS	$432,765	$81,260

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Current portion of related-party long-term debt	$—	$3,161
Trade accounts payable	6,575	1,344
Due to related parties	2,068	27
Accrued liabilities	3,540	569

Total current liabilities	12,183	5,101

Long-term liabilities
Long-term debt	134,580	—
Long-term related-party debt	—	29,299

Total long-term liabilities	134,580	29,299

Total liabilities	146,763	34,400

Commitments and contingencies
Stockholder’s equity

Total stockholder’s equity	286,002	46,860

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$432,765	$81,260

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 1)
(In thousands of United States Dollars)

	For the six month period ended
	June 30,
	2010	2009

Cash flows from operating activities:
Net income	$8,044	$2,863
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,304	1,679
Amortization of deferred charges	426	6
Changes in operating assets and liabilities:
Trade accounts receivable	(20,807)	1,367
Due from related parties	1,878	(2,248)
Prepayments and other assets	(374)	38
Inventory	(4,334)	688
Trade accounts payable	6,266	(972)
Due to related parties	(1,585)	(1,764)
Accrued liabilities	3,535	(76)

Net cash (used in)/provided by operating activities	(3,647)	1,581

Cash flow for investing activities:
Vessels’ acquisition	(398,948)	—
Additions to restricted cash	(5,000)	—

Net cash used in investing activities	(403,948)	—

Cash flows from financing activities:
Proceeds from issuance of long term-debt	134,580	—
Repayments of related party debt	(791)	(1,581)
Loans issuance costs	(1,370)	—
Proceeds from issuance of common and class B stock	278,545	—
Payment of Offering expenses	(590)	—
Commission payable for vessel acquisition	(965)	—

Net cash provided by/(used in) financing activities	409,409	(1,581)

Net increase in cash and cash equivalents	1,814	—
Cash and cash equivalents at beginning of the period	1	1

Cash and cash equivalents at end of period	$1,815	$1

Supplemental Cash Flow Information
Cash paid for interest	$—	$276
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company	56,908	—
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC	4,158	—
Capital expenditures included in liabilities at the end of the period	209	—
Commission payable to related party for vessel acquisition	965	—
Offering expenses included in liabilities at the end of the period	158	—

Notes

(1)	The unaudited condensed consolidated and combined statements of income and cash flows for the six-month period ended June 30, 2010 and for the three and six month periods ended June 30, 2009 include the results of operations of M/T Miltiadis M II which was acquired from Capital Maritime, an entity which prior to the offering was under common control, on March 30, 2010, as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and combined balance sheet as of December 31, 2009 includes the balance sheets of Crude Carriers Corp. and the vessel-owning company of the M/T Miltiadis M II.

(2)	The Company considers the Class B shares as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate Earnings per Share for the three and six month periods ended June 30, 2009 and for the period from January 1, 2010 to March 16, 2010.

Appendix A — Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Cash Available for Distribution
Description of Non-GAAP Financial Measure — Cash Available for Distribution
Cash Available for Distribution is a quantitative standard used in the publicly-traded Companies to assist in evaluating a Company’s ability to make quarterly cash distributions. Cash Available for Distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.
We determine our Cash Available for Distribution as:
Net income (loss)
plus
–	depreciation and amortization

–	non- cash items,

–	loan fees amortization

–	any write-offs or other non-recurring items
less
–	any net income attributable to the historical results of vessels acquired by the company from Capital Maritime & Trading Corp. (Capital)

–	any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the conduct and growth of the company’s fleet.

In the future if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may choose to calculate the dividend per share by dividing our cash available for distribution for this quarter by the weighted average number of shares outstanding over the quarter and, if required, use cash or borrow additional amounts under our working capital facility to permit us to pay this dividend amount on each share outstanding at the end of the quarter. Dividends are paid equally on a per-share basis between our Common Stock and our Class B Stock.

Appendix A — Reconciliation of Non-GAAP Financial Measure — Continued
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Cash Available for Distribution
The tables below reconcile Cash Available for Distribution to net income for the three month period ended June 30, 2010

For the three-month
Reconciliation of Non-GAAP Financial Measure —	period ended
Cash Available for distribution	June 30, 2010
Net Income	5,721
Add:
Depreciation	2,406
Other Non Cash Items	424
Less:
Recommended Reserves	(748)
Cash Available for Distribution	7,803
Weighted-average number of total shares outstanding	15,605,263
Dividend per Share	0.50